**JOINT FILING AGREEMENT**

       In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of Peace Acquisition Corp, and that this Joint Filing Agreement be included as an exhibit to such joint filing. Each of the undersigned acknowledges that it is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness or accuracy of the information concerning any other person, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: June 16, 2026

BAYSTAR HOLDING GROUP LIMITED

By: /s/ Fangping Zheng_____
Name: Fangping Zheng
Title: Sole Director

/s/ Fangping Zheng_____
Fangping Zheng